15049027

RECEIVED
MAR 02 2015
SEC MAIL PROCESSING SECTION
WASH., D.C.
194

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Williams, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Place, 1650 Market Street - 53rd Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven T. Grant — 215-564-2802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, middle name)

One Bala Avenue, Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Steven T. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Williams, L.P., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARIAL SEAL
ERIN M SPILLANE
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Sep 15, 2016

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j)* A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)* An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- ☒ (p) A report on the exemption provision to Rule 15c3-3

GRANT WILLIAMS, L.P.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2014

GRANT WILLIAMS, L.P.
DECEMBER 31, 2014

CONTENTS

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Grant Williams LP as of December 31, 2014, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Grant Williams LP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grant Williams LP as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Grant Williams LP's financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of Grant Williams LP's management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital pursuant to Rule 15c3-1 of the

Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

February 26, 2015

GRANT WILLIAMS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 17,735
Receivable from Clearing Organization	28,165
Deposit with Clearing Organization	71,649
Other Commissions Receivable	1,160
Property and Equipment – at Cost, Net	5,524
Other Assets	51,725
TOTAL ASSETS	$ 175,958

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 70,955
Long Term Liabilities:	
Liabilities Subordinated to Claims of General Creditors	611,000
TOTAL LIABILITIES	681,955
Partners' Capital	(505,997)
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 175,958

The accompanying notes are an integral part of these financial statements

GRANT WILLIAMS, L.P.
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Trading Income	$ 186,040
Investment Advisory Fees	67,498
Investment Banking	88,520
Commissions	106,902
Interest Income	11,299
Other Income	18,743
Total revenue	479,002
Expenses:	
Guaranteed Payments to Partners	$ 48,916
Employees' Compensation and Benefits	218,600
Clearance Fees	45,902
Communications and Data Processing	48,020
Regulatory Fees	25,995
Depreciation	2,186
Interest	54,361
Occupancy	35,350
Other Operating Expenses	160,750
Total expenses	640,080
Net (Loss)	$ (161,078)

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net Loss	$ (161,078)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,186
(Increase) decrease in operating assets:	
Receivable from clearing broker	(1,324)
Clearing deposit	263,310
Securities owned at market value	1,365,176
Other commissions receivable	5,679
Prepaid Expense	44,092
Other assets	(2,735)
Increase (decrease) in liabilities:	
Payable to clearing broker	(1,398,009)
Accounts payable, accrued expenses	(11,356)
Notes Payable	(115,000)
Total adjustments	152,019
Net cash used by operating activities	(9,059)
Cash flows from investing activities:	
Purchase of Equipment	(2,084)
Net cash used in investing activities	(2,084)
Cash flows from financing activities:	
Partner's Contributions	75,000
Partner's Withdrawals	(72,792)
Net cash provided from financing activities	2,208
Net decrease in cash	(8,935)
Cash at beginning of year	26,670
Cash at end of year	$ 17,735
Supplemental cash flow disclosures:	
Interest payments	$ 54,361

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2014

	Partners' Capital
Balance – Beginning of Year	$ (347,127)
Capital Contributions	75,000
Capital Withdrawals	(72,792)
Net Loss	(161,078)
Balance – End of Year	$ (505,997)

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2014

Subordinated Borrowings at January 1, 2014	$ 726,000
Proceeds from subordinated notes	0
Repayment of subordinated notes	(115,000)
Subordinated Borrowings at December 31, 2014	$ 611,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business:

Grant Williams, L.P., (the "Company"), a Pennsylvania Limited Partnership, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides securities services including executing riskless principal transactions, agency transactions and offering advisory services.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Securities:

All proprietary securities transactions, and the applicable profits and losses arising from these transactions are reported on a trade date basis. The Company discontinued proprietary trading activities in April 2014.

The Company acts as an introducing broker and forwards all transactions for its customers to another FINRA member firm on a fully disclosed basis. Commission income and expenses, and related clearing expenses on customer transactions are reported on a trade date basis.

(f) Furniture and Equipment:

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of related assets, ranging between 3 and 10 years.

NOTE 2 – MATERIAL CHANGE IN OPERATIONS

In April 2014 the Company's request for a change in operations and net capital requirement was approved by FINRA. Pursuant to its modified FINRA Membership Agreement, the Company can no longer trade or hold securities for its own account. In addition, the Company's net capital requirement was lowered from $100,000 to $5,000.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

Receivables from the clearing organization represent agency commissions earned net of clearing costs and fees, and a clearing deposit. The deposit requirement is calculated monthly by the clearing organization based on the Company's securities activities. On December 31, 2014, the clearing deposit requirement was $71,649, which was fully funded.

NOTE 4 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements with limited partners at December 31, 2014, are listed as the following:

Subordinated Notes, 9 percent, due May 31, 2016	$ 301,000
Subordinated Notes, 9 percent, due March 31, 2017	75,000
Subordinated Notes, 9 percent, due April 30, 2017	235,000
Total	$ 611,000

The subordinated borrowings are allowable in computing net capital under the SEC's uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The $75,000 note holder has agreed to forgo and forgive all interest payments.

NOTE 5 – EXPENSE SHARING AGREEMENT

The Company and Clark Capital Management Group, Inc. ("CCMG"), companies under common control, share office space at the Company's main address. The Company and CCMG entered into a renewable Expense Sharing Agreement whereby the Company pays a monthly fee to CCMG for the use of office space, computers, equipment, office supplies, and third party professional services. On January 28, 2014, the Company and CCMG renewed the Agreement for a period of one year to expire December 31, 2014 at the monthly rate of $2,350.00 for occupancy and $3,330.00 for professional fees. Although the Agreement specifies a one year term, it may be terminated by either party by providing one month's notice. On June 1, 2014, the Agreement was amended to a new monthly rate of $3,450.00 for occupancy and $2,000 for professional fees. Total occupancy expense related to this Agreement for 2014 was $36,825 and total professional fees related to this Agreement for 2014 was $27,980.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company and CCMG have entered into a solicitor referral arrangement pursuant to SEC Rule 206(4)-3, through which employees of the Company solicit clients to participate in the investment advisory activities of CCMG. CCMG paid the Company $66,384 in solicitor fees for this service during 2014.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances may exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

The Company is engaged in various brokerage activities whose counterparties primarily consist of broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8 – GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin accounts balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2014, was $2,708,513. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities include the execution and settlement of various securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligation to pay for securities purchased or deliver securities to settle sale transactions. These customer omissions could expose the Company to the risk of loss if the Company were required to purchase or sell securities to offset the customer transaction at prevailing market prices. The Company seeks to minimize this risk though procedures designed to monitor the credit worthiness of its customers and to monitor the execution practices employed by the clearing agent.

NOTE 10 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the Company's debt to debt-equity ratio shall not exceed 70%. At December 31, 2014, the Company had total net capital of $47,230, which was $ 42,230 more than its minimum net capital requirement of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was 1.50 to 1 and its debt to debt-equity ratio was 0% at December 31, 2014. Management anticipates that the partners will provide sufficient capital to ensure compliance with the SEC Net Capital Rule.

NOTE 11 – INCOME TAXES

The Company is taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Partners' income tax returns.

Federal, state and local income tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

NOTE 12 – SUBSEQUENT EVENT

Subsequent events have been evaluated through the date and time the financial statements were issued on February 26, 2015. The Company has stated that it may discontinue all securities activities in 2015 except investment banking, the sale of investment company shares, and advisory activities. Such a determination will result in the termination of the Company's clearing relationship. The Company expects to make this decision in March 2015.

SUPPLEMENTARY INFORMATION

SCHEDULE I

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL	
Total partners' capital qualified for net capital	$ (505,997)
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	611,000
Total capital and allowable subordinated liabilities	$ 105,003
Deductions and/or charges:	
Furniture, equipment, and leasehold improvements net	5,524
Other assets	52,249
Total deductions and/or charges	57,773
Net Capital	$ 47,230

SCHEDULE I

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 70,955
Total aggregate indebtedness	$ 70,955
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement	$ 5,000
Excess net capital at 1500%	$ 42,230
Excess net capital at 1000%	$ 40,135
Ratio: aggregate indebtedness to net capital	1.50 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014.

SCHEDULE II

GRANT WILLIAMS, L.P.
RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Grant Williams, L.P. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Board of Directors and Shareholders
Grant Williams LP

We have reviewed management's statements, included in the accompanying Exemption Report, on which identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Grant Williams LP claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Grant Williams LP stated that Grant Williams LP met the identified exemption provisions throughout the most recent fiscal year without exception. Grant Williams LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grant Williams LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 26, 2015

GW

GRANT WILLIAMS, LP
INVESTMENT SECURITIES, REGISTERED INVESTMENT ADVISORS

February 6, 2015

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Grant Williams LP claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014.

2. Grant Williams LP met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year Januray 1, 2014 to December 31, 2014 without exception.

Sign: ____________________ Date: 2-6-15

Steven T. Grant

President

One Liberty Place ■ 53rd Floor ■ 1650 Market Street ■ Philadelphia, PA 19103 ■ 215.564.2802 ■ Fax 215.564.2805